Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of American Capital Mortgage Investment Corp. (the “Company”) for the registration of shares of its common stock and preferred stock and to the incorporation by reference therein of our report dated February 21, 2012, with respect to the consolidated financial statements of the Company included in its Annual Report (Form 10-K) for the period from August 9, 2011(commencement of operations) through December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
September 7, 2012